Digital World Acquisition Corp.

3109 Grand Ave #450

Miami, FL 33133

VIA EDGAR

August 22, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Joshua Shainess

Jeffrey Kauten

Re: Digital World Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed August 5, 2022

File No. 001-40779

Dear Messer Shainess and Kauten:

Digital World Acquisition Corp. (the “Company,” “Digital World,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 19, 2022, regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) submitted to the Commission on August 5, 2022. For your convenience, we have repeated below your comment in bold and have followed the comment with our response.

Preliminary Proxy Statement on Schedule 14A

General

1.

We note that the closing of the PIPE is conditioned on the “concurrent” closing of the Business Combination and on the PIPE resale registration statement being declared effective no later than the closing of the Business Combination. Additionally, we note that the securities purchase agreements with the PIPE investors contemplates those investors having the ability to sell their securities as soon as the Business Combination is completed. Generally, securities issued in a private transaction may not be registered for resale pursuant to Rule 415 until after the private placement is completed. Refer to Question 134.01 of our Securities Act Sections Compliance and Disclosure Interpretations for guidance. Given that the investors are not irrevocably bound to purchase the securities, it appears that the PIPE is unlikely to proceed in its current form. Please revise to provide prominent cautionary language and risk factor disclosure highlighting the risks associated with the parties needing to restructure the PIPE and the securities purchase agreements, and the consequences to the parties if the PIPE investors decline to proceed.

We respectfully advise the Staff that the registration rights agreement for the PIPE provides exceptions to the “concurrent” effectiveness date of the PIPE resale registration, one of which is that in the event the Company has cleared all Commission comments on the initial registration statement but the initial registration statement is not permitted to be declared effective as of the closing date of the Business Combination, then the effectiveness date for the initial registration statement shall mean the earliest date following the closing of the Business Combination that the Commission will permit. Accordingly, we have revised the disclosure on pages 6, 13, 15, 23 and 24 of the Proxy Statement, and have also clarified that, notwithstanding the fact the parties had contemplated various contingencies, it is possible that the parties may determine to restructure or renegotiate the securities purchase agreements in view of evolving market and regulatory conditions.

2.	Revise to provide pagination for the proxy statement. Refer to Rule 14a-5(a).

In response to the Staff’s comment, we have added table of content and pagination in the Proxy Statement.

Background

TMTG Business Combination

3.	With a view toward revised disclosure, please tell us whether the parties have amended or made efforts to amend the Merger Agreement in light of the Extension Amendment.

We respectfully advise the Staff that once the Extension Amendment is approved by the stockholders and filed with the Secretary of State of the State of Delaware, Digital World may, and intends to, extend the Outside Date of the Merger Agreement for three months upon written notice to TMTG without needing to amend the Merger Agreement. The parties will discuss any further extension of the Outside Date of the Merger Agreement thereafter. In response to the Staff’s comment, we have revised the disclosure on pages 20, 23 and 24 of the Proxy Statement to clarify this point.

Proposal.

4.

Revise to provide a meaningful summary and discussion of the terms of the PIPE arrangements, including the unique features and the related risks to stockholders that are being asked to approve the Extension Amendment Proposal.

In response to the Staff’s comment, we have revised the disclosure on pages 6, 12, 13, 14, 15, 18, 20, 21, 22, 24 and 26 of the Proxy Statement to summarize the terms of the PIPE arrangements and related risks to stockholders in connection with the Extension Amendment Proposal.

Risk Factors

There are no assurances that the Extension...

5.

Please expand your disclosure to include a discussion of the termination rights of Trump Media & Technology Group Corp. and the PIPE investors. In this regard, we note that Section 8.1 of the merger agreement permits Trump Media & Technology Group Corp. to terminate the agreement after September 20, 2022 (or December 20, 2022 if the purchaser exercises its right to extend the agreement) and Section 5.1 of the securities purchase agreement permits the PIPE investors to terminate the agreement after September 20, 2022, in each case if the business combination has not been consummated by the respective date. Also, disclose that there can be no assurance that you will find an alternative target if you are unable to consummate the business combination with Trump Media & Technology Group Corp.

In response to the Staff’s comment, we have revised the disclosure on pages 6, 13, 17, 21, and 24 of the Proxy Statement.

We may be deemed a “foreign person” under the regulations relating to CFIUS...

6.

We note your disclosure that the Sponsor is not controlled by a non-U.S. person and that, to the best of the Company’s knowledge, other than the members holding an approximate 17.2% minority interest in the Sponsor, the Sponsor does not have substantial ties with any non-U.S. persons. With respect to the remaining 82.8% owned by U.S. persons on a look-through basis, tell us whether they have substantial ties with non-U.S. persons.

We respectfully advise the Staff that to the best of our knowledge, none of the Sponsor members who are U.S. persons have substantial ties with non-U.S. persons on a look-through basis, and have revised the disclosure on pages 16 and 25 of the Proxy Statement accordingly.

Additionally, based on discussions with Staff, enclosed as Exhibit A is a redacted list of foreign investors in the sponsor. The Company has provided to the Staff, under separate cover on a confidential and supplemental basis, the names all foreign investors in the sponsor, as well as, to the extent that any such investors are entities, the names of the natural persons controlling such entities. Such materials are not, and will not be, filed with or deemed to be part of the Proxy Statement. A request for confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83 will also be made by Ellenoff Grossman & Schole LLP on behalf of the Company.

***

We thank you for your review of the foregoing and the Proxy Statement. If you have further comments, please feel free to contact to our counsel, Barry Grossman, Esq., at bigrossman@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Barry I. Grossman, Esq.
Ellenoff Grossman & Schole LLP

EXHIBIT A